FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation") Suite 300, 250 6th Avenue S.W. Calgary, Alberta T2P 3H7

2.

Date of Material Change

July 3, 2008

3.

News Release

A news release was issued by the Corporation on July 3, 2008, through the facilities of Canada Newswire.

4.

Summary of Material Change

The Corporation announces that it has not made the scheduled June 30, 2008, interest payment to the holders of the Convertible Unsecured Subordinate Debentures.

5.

5.1

Full Description of Material Change

Please refer to the news release of the Corporation dated July 3, 2008, which is attached to this report as Schedule "A".

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Douglas Rowe, Executive Chairman and CEO, (403) 262-1838

9.

Date of Report

July 3, 2008.

Schedule "A"

NEWS RELEASE

CONVERTIBLE UNSECURED SUBORDINATE DEBENTURES

CALGARY, July 3, 2008 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) announces that it has not made the scheduled June 30, 2008, interest payment to the holders of the Convertible Unsecured Subordinate Debentures. As a consequence of the Company being in breach of a financial covenant under its senior secured credit facility, the lender, Tricap Partners Ltd., has exercised its right under the loan agreement to direct Computershare Trust Company not to make the scheduled interest payment until further notice from the lender. Birch Mountain is working to rectify the breach and secure the necessary additional liquidity to make the interest payment.

Birch Mountain: Tel. (403) 262-1838 Fax (403) 263-9888
Website www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.